SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                      Press Release dated February 20, 2001

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                  Yes |X| No|_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Eiger Technology, Inc.


Date:  February 20, 2001                Mr. Gerry A. Racicot
                                        President

            EIGER TECHNOLOGY, INC. ACQUIRES STANDARD TELECOM AMERICA

Toronto, ON-February 20, 2001 - Eiger Technology, Inc. (Eiger), a vendor of computer products and peripherals sold through OEM customers, today announced that it has signed a memorandum of understanding to acquire a 55% controlling interest in Standard Telecom America (STA) from Standard Telecom Co. of Korea
(STC) for 7.2 million shares of Eiger. This acquisition is expected to close on March 8, 2001, subject to Eiger's due diligence and approval from applicable regulatory authorities.

STA is a California based company that focuses on North American distribution of wireless communication devices under the popular "Nixxo" brand name. The acquisition of STA represents additional revenue and operating earnings of CDN $50 million and $1.5 million per year respectively to Eiger.

Through the acquisition of STA, Eiger has demonstrated its' ability to enhance shareholder value by both growing and diversifying its' revenue and earnings base despite an overall slowdown in the PC industry. In addition to increased sales and earnings, this acquisition has several benefits to Eiger:

1. The marketing and sales team of STA has positioned its Nixxo pager as Number 2 in the North American marketplace, establishing brand name recognition.
2. Eiger will capitalize on this brand-name recognition by re-branding the product as "Nixxo by Eiger Technology", thereby establishing the "Eiger" brand name in North America.
3. STA will expand its North American product line to include other potential products such as cellular telephones, MP3 players, and cellular telephones bundled with other features such as MP3 and speakerphone, all branded "Nixxo by Eiger Technology".
4. Eiger will obtain manufacturing contracts from STC relating to the production of cellular telephones and bundled product and have the possibility of garnering other OEM cellular telephone manufacturing business. Eiger

The acquisition of STA, along with the previously announced acquisition of Nixxo Technologies Inc. (NTI), expand Eiger's manufacturing base from computer products and peripherals such as modems and MP3 players to include wireless communication products such as CDMA and GSM cellular telephones. Eiger will also be at the forefront of R&D aimed at integrating wireless communication technology with other electronic appliances such as MP3, PDA and POS. Lastly, these acquisitions leverage Eiger's OEM manufacturing base into manufacturing and North American distribution of branded products.

Eiger also announced today that due to a weakening overall equity market, Eiger and STC have waived the condition relating to financing and listing NTI on a national stock exchange as a condition of Eiger's purchase of a 25% interest in NTI. In a soft equity market, the pricing necessary to complete a financing for NTI in the public markets would not maximize shareholder value. Instead, STC and Eiger have agreed to jointly fund the operations of NTI. In addition, Eiger is converting its' existing U.S. $2.5 million loan to NTI into equity, thereby increasing its' interest in NTI to 31.25%. Eiger and STC will list NTI on a national stock exchange when equity markets and the growth of NTI will result in a more favorable valuation of NTI for Eiger's shareholders.

Lastly, Eiger plans to issue its audited financial statements for the year ended September 30, 2000 on February 23, 2001, originally due for filing on February 16, 2001.

Eiger Technology Inc. is headquartered in Toronto, Ontario. Through its facilities in South Korea, New Jersey and California, Eiger manufactures and distributes electronic and computer peripherals such as 56K fax/modems, MP3 players and DSL modems to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol: AXA). Visit Eiger Technology Inc.'s web site at www.eigertechnology.com.

                                      -30-

For More Information, Please Contact:
Roland P. Austrup, Vice-President
Eiger Technology, Inc.
(416) 216-8659

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements relate to the outlook and prospects for Eiger and the markets in which it operates. These statements involve risks and uncertainties including, without limitation, the level of demand for Eiger's products and services, Eiger's and its suppliers' ability to timely develop, deliver, and support new and existing products and services, Eiger's ability to manage inventory and predict changes in the PC and wireless communications markets and the market for consumer products and peripherals, the cost and availability of key product components, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions, including demand for computers, wireless communications products and computer products and peripherals. Consequently, actual events and results in future periods may differ materially from those currently expected. Additional information regarding the factors that may affect Eiger's future performance is included in the public reports that Eiger files with the Ontario Securities Commission and Securities and Exchange Commission.